BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

Change in the Board of Executive Officers

BRF´S Board of Directors approved this Thursday (December 12) to relieve Mr. Leopoldo Viriato Saboya, from his position as Vice President of Finance, Administration and Investor Relations. The position will be occupied temporarily and cumulatively by Chief Executive Officer, Mr. Claudio Eugenio Stiller Galeazzi until the next board meeting which will happen on December 20th.

The Board of Directors would like to take advantage of this opportunity to thank Mr. Leopoldo Viriato Saboya for his efficient performance and dedication. During his career at BRF, Leopoldo was involved in the development, management and evolution of the Company’s business and operations strategies, generation of information for decision-making purposes, with a focus on strategic risk management and compliance with corporate governance principles. As the Company’s representative before the stock market, regulators and other stakeholders, he helped BRF strengthen its corporate image. We further emphasize his involvement in the company’s achievement of investment grade status which secured funds at competitive costs, as illustrated by BRF’s Eurobond issue at the lowest rate of all Brazilian private-sector corporations, which raised BRF to a new level and consolidated it as a financially sound company.

São Paulo, December 12, 2013

Claudio Eugenio Stiller Galeazzi

Chief Executive Officer